EXHIBIT 99.1

1st April, 2003

The Listing Department
The Stock Exchange, Mumbai,
Dalal Street,
Mumbai,

Dear Sir,

Re: Book Closures

We wish to inform you that the Register of Members and the Share Transfer Books of the Bank will remain closed from 3rd May, 2003 to 29th May, 2003 (both days inclusive) for the purpose of the Annual General Meeting of the Bank and for facilitating payment of dividend, if any, that may be declared by the Board of Directors in due course

Kindly treat this as a notice pursuant to the Listing Agreement.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice President ( Legal) &
Company Secretary